Exhibit 3.2

Eighth Amendment to the

Amended and Restated Agreement

of Limited Partnership

of

LaSalle Hotel Operating Partnership, L.P.

This Amendment is made as of April 15, 2009 by and among LaSalle Hotel Properties, a Maryland real estate investment trust, as the general partner (the “Trust” or the “General Partner”) of LaSalle Hotel Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”), and as attorney-in-fact for the Persons named on Exhibit A to the Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P., dated as of April 29, 1998 (the “Partnership Agreement”) for the purpose of amending the Partnership Agreement. Capitalized terms used herein and not defined shall have the meanings given to them in the Partnership Agreement.

WHEREAS, the Board of Trustees of the Trust (the “Board”), met and approved on November 9, 2006 and the Special Pricing Committee approved by unanimous written consent on November 14, 2006, certain resolutions classifying and designating 4,000,000 Preferred Shares (as defined in the Articles of Amendment and Restatement of Declaration of Trust of the Trust (the “Declaration of Trust”)) as Series G Preferred Shares;

WHEREAS, the Trust filed Articles Supplementary to the Declaration of Trust with the State Department of Assessments and Taxation of Maryland on November 16, 2006, establishing a series of preferred shares, designated Series G Preferred Shares;

WHEREAS, on November 17, 2006, the Trust issued 4,000,000 Series G Preferred Shares;

WHEREAS, the Board met and approved by unanimous written consent on April 7, 2009 certain resolutions classifying and designating 2,350,000 additional Series G Preferred Shares;

WHEREAS, the Trust filed Articles Supplementary to the Declaration of Trust with the State Department of Assessments and Taxation of Maryland on April 15, 2009 increasing the number of preferred shares designated as Series G Preferred Shares to 6,350,000;

WHEREAS, the General Partner has previously determined that, in connection with the original issuance of the Series G Preferred Shares in November 2006, it was necessary and desirable to amend the Partnership Agreement to create additional Partnership Units having designations, preferences and other rights which are substantially the same as the economic rights of the Series G Preferred Shares;

WHEREAS, this Eighth Amendment evidences the issuance of 2,348,888 Series G Preferred Units to the General Partner; and

WHEREAS, this Eight Amendment should be read in conjunction with the Seventh Amendment to the Amended and Restated Agreement of Limited Partnership.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partner hereby amends the Partnership Agreement as follows:

Subsection 2 of Paragraph F of the Seventh Amendment to the Amended and Restated Agreement of Limited Partnership is hereby deleted in its entirety and replaced with the following:

“3. The Operating Partnership hereby issues 2,348,888 additional Series G Preferred Units to the General Partner, for a total of 6,348,888 Series G Preferred Units issued to the General Partner.”

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

LASALLE HOTEL OPERATING PARTNERSHIP, L.P.

By:	LaSalle Hotel Properties, a Maryland real estate investment trust, its General Partner, and attorney-in-fact of each Limited Partner

By:	/s/ Hans S. Weger
Name:	Hans S. Weger
Title.	Executive Vice President, Chief Financial Officer, Treasurer and Secretary